Exhibit 1

TSX: CCO
NYSE: CCJ
website: cameco.com
currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports No Material Change in Centerra Gold Divestiture
Saskatoon, Saskatchewan, Canada, August 10, 2009
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that there are no undisclosed material developments related to the progress of divesting the company’s interest in Centerra Gold Inc.
Cameco has consistently stated its intent to divest its shares in Centerra when the opportunity arose. Contrary to speculation, the company is not working with underwriters to draft a preliminary prospectus.
This statement was issued at the request of Investment Industry Regulatory Organization of Canada (IIROC), the national self-regulatory organization which oversees all investment dealers and trading activity on debt and equity marketplaces in Canada.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316